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                     [LETTERHEAD OF VINSON & ELKINS L.L.P.]

                                                                     EXHIBIT 8.2

                                 March 21, 1996

D.O.S. Ltd.
6829 Flintlock
Houston, Texas 77240

Ladies and Gentlemen:

  We are acting as counsel to D.O.S. Ltd. (the "Company"), a Bermuda corporation, in connection with the proposed merger of Grow Acquisition Limited ("Sub"), a Bermuda corporation and wholly owned subsidiary of Tuboscope Vetco International Corporation ("Parent"), a Delaware corporation, with and into the Company (the "Merger") and the subsequent liquidation ("Liquidation") of the Company into Parent (the Merger and Liquidation are referred to collectively herein as the "Transaction"). Our opinion is based upon (i) the Agreement and Plan of Merger, dated as of January 3, 1996, by and among Parent, Sub and the Company (the "Merger Agreement"), (ii) the facts set forth in the Proxy Statement/Prospectus relating to the Transaction to be filed with the Securities and Exchange Commission on or about March 21, 1996 (the "Proxy Statement/Prospectus"), and (iii) the representations made by the Company and Parent as to the existence of certain facts. Our opinion is expressly conditioned upon the initial and continuing accuracy of all of such facts, documents and representations.

  Based upon the foregoing, and on existing authorities and rulings policies of the Internal Revenue Service as applied to those facts and representations, and conditioned upon our understanding that the transactions comtemplated by the Merger Agreement will be carried out strictly in accordance with the terms of the Merger Agreement and that there are no other relevant agreements, arrangements, or understandings among any of Parent, Sub, the Company or the stockholders of the Company other than those described or referenced in the Merger Agreement or the Proxy Statement/Prospectus, it is our opinion that:

  1.The transaction will be treated as a reorganization within the meaning of section 368(a) of the Code.

  2.Each of Parent and the Company will be a party to that reorganization within the meaning of section 368(b) of the Code.

  3.No gain or loss will be recognized for federal income tax purposes by a stockholder of the Company as a result of the Transaction upon the conversion of shares of common stock of the Company ("Company Common Stock") into shares of common stock of Parent ("Parent Common Stock") except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock.

  4.The conclusions of law, and the summary of our opinion, with respect to federal income tax matters set forth in the Proxy Statement/Prospectus under the heading "Certain United States Federal Income Tax Consequences" are accurate and complete in all material respects.

  We hereby consent to the use of our name in the Proxy Statement/Prospectus and to the filing of this letter as an exhibit to the registration statement which includes the Proxy Statement/Prospectus. In giving this consent, however, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,

                                          VINSON & ELKINS L.L.P.